SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2*)

Penn Fuel Gas, Inc.
------------------------------------------------------------
(Name of Issuer)


Common Stock
------------------------------------------------------------
(Title of Class of Securities)

707440103
------------------------------------------------------------
(CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ]

1. Name of Reporting Person(s)     CoreStates Financial Corp

   SSN or IRS Identification
   No (s) of Above Person(s)       23-1899716

2. Check the Appropriate Box
   If a Member of a Group
   (See Instructions)              [ X ]

3. SEC Use Only

4. Citizenship or Place of
   Organization                    Pennsylvania

Number of Shares Beneficially
Owned by Each Reporting Person with

    5. Sole Voting Power               *

    6. Shared Voting Power             *

    7. Sole Dispositive Power          *

    8. Shared Dispositive Power        *

9.  Aggregate Amount Beneficially
    Owned by Each Reporting Person     *


10. Check if the Aggregate Amount
    in Row 9 Excludes Certain Shares
    (See Instructions)

11. Percent of Class Represented by
    Amount in Row 9                    *

12. Type of Reporting Person(s)
    (See Instructions)                HC-BK


Item 1.

 (a) Name of Issuer         Penn Fuel Gas, Inc.

 (b) Address of Issuer's Principal Executive Offices

                            55 South 3rd Street
                            Oxford,  Pennsylvania 19363

Item 2.

 (a) Name of Person Filing: CoreStates Financial Corp.

 (b) Address of Principal Business Office or, if none, Residence


                            Broad & Chestnut Streets
                            Philadelphia

 (c) Citizenship            Pennsylvania

 (d) Title of Class of Securities

 (e) CUSIP Number           707440103


Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

 (a) [ ] Broker or dealer registered under Section 15 of the Act.

 (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

 (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

 (d) [ ] Investment Company registered under Section 8 of the
         Investment Company Act.

 (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

 (f) [ ] Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income
         Securities Act of 1974, or Endowment Fund.

 (g) [X] Parent Holding Company, in accordance with Section
         240.13-1(b) (1) (ii) (H).

 (h) [ ] Group, in accordance with Section 240.13d-1(b) (1)
         (ii) (H).


Item 4.  Ownership

      As of December 31, 1995, the reporting person filing this statement through its wholly owned subsidiary, CoreStates Bank, N.A., beneficially owned the following amounts and percentages of securities of the above named issuer:

     (a) Amount Beneficially Owned          *

     (b) Percent of Class                   *

     (c) Number of Shares as to which such person has the:

         (i)  sole power to vote or to direct the vote    *

        (ii)  shared power to vote or to direct the vote  *

        (iii) sole power to dispose or to direct
              the disposition of                          *

        (iv)  shared power to dispose or to direct
              the disposition of                          *

Item 5.  Ownership of Five Percent or Less of a Class  [X]

Item 6.  Ownership of More then Five Percent on Behalf of
         Another Person

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the
         Parent Holding Company

               CoreStates Bank, N.A., a bank as defined in Section 3(a) (6) of the Act.

Item 8.  Identification and Classification of
         Members of the Group                       N/A

Item 9.  Notice of Dissolution of Group             N/A

Item 10. Certification

      By Signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have effect of changing or influencing the control of the issuer of participant in any transaction have such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

      Date: January 25, 1996

      Mark  Stalnecker, Executive Vice President